[Letterhead of Morris, Manning & Martin, LLP]

March 1, 2016	Owen J. Pinkerton 202-216-4812 opinkerton@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Real Estate Strategies Fund (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-2090022; 811-23129

Dear Mr. Minore:

On behalf of NexPoint Real Estate Strategies Fund (the “Fund”), please find transmitted herewith for filing Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) (Registration No. 333-209022) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated February 18, 2016. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

Prospectus

Outside Front Cover

1.	Please present the disclosure using non-italic type.

Response: The Fund has revised its disclosure on the Prospectus cover page to remove all italicized text.

2.	The disclosure on page 13 states that the Fund is not required to raise a minimum amount of proceeds from this offering in order to commence operations. This fact should also be disclosed on the outside front cover of the prospectus. In an appropriate place in the prospectus summary, please disclose the estimated minimum dollar amount of capital that must be raised by the Fund which would enable it to sustain viable operations with a reasonable chance of attaining its investment objective.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

Response: The Fund has included disclosure on the Prospectus cover page, as requested by the Staff. With respect to the Staff’s comment about the level of assets that would enable the Fund to sustain viable operations, the Fund has included new risk disclosure in the Summary and Risk Factors section. In addition, the Adviser or an affiliate is expected to provide such amounts of their own capital over the Fund’s first year of operations to ensure that the Fund is able to develop a diversified portfolio of investments and meet the asset diversification tests in order to qualify as a regulated investment company (“RIC”).

3.	The information contained in the second, third and fourth sentences of the eighth paragraph should be presented in a bullet point format.

Response: The Fund has revised the Prospectus cover page as requested by the Staff.

4.	Please also present the following disclosure in a bullet point format and in bold type:

a.	An investment in the Fund may not be suitable for investors who may need the money they invested in a specified timeframe.

b.	The amount of distributions that the Fund may pay, if any, is uncertain.

c.	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response: The Fund has revised the Prospectus cover page as requested by the Staff.

5.	Expand the disclosure contained in the ninth paragraph to identify the quarterly period in which the Fund will make its first offer to repurchase its shares.

Response: The Fund has revised the Prospectus cover page as requested by the Staff.

6.	Any commissions paid by other persons and other consideration should be noted and briefly described in footnote (2) to the pricing table. In this regard, see Instruction 2. to Item 1.g. of Form N-2, and the reference therein to the term “commissions” as defined in paragraph 17 of Schedule A of the Securities Act of 1933 (the “Securities Act”).

Response: The Fund advises the Staff that all elements of the “sales load” are included in the pricing table.

7.	Expand footnote (3) to the pricing table to disclose the net per share and total proceeds to the Fund, after the payment of expenses of issuance and distribution and sales load. In this regard, see Instructions 2. and 6. to Item 1.g. of Form N-2. Also disclose that the payment of expenses of issuance and distribution, although ‘payable by the Fund’ are indirectly paid by investors in this offering and will immediately reduce the net asset value of each share purchased in this offering.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

Response: The Fund has revised the Prospectus cover page as requested by the Staff.

8.	In your response letter, please confirm that all of the information that precedes the section captioned “Table of Contents” will appear on the outside front cover of the prospectus in at least 10-point type.

Response: The Fund hereby confirms to the Staff that the all information that precedes the “Table of Contents” in the Prospectus is presented in at least 10-point type.

Investment Strategy (page 1)

9.	In your response letter, please explain whether REITs wholly-owned by the Fund will satisfy the REIT ownership requirements of the Internal Revenue Code. If so, what mechanism or policies will be in place to ensure that the ownership requirements will be met? Will any restrictions be imposed on ownership of shares of the Fund? If so, could these restrictions give rise to shareholder disenfranchisement?

Response: The Fund advises the Staff that any REIT subsidiaries of the Fund will be formed in such a manner as to operate within the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), as they relate to REITs. Principals of the Adviser have significant experience with REITs, including through the management of NexPoint Residential Trust, Inc. (“NXRT”), a publicly-traded REIT whose shares trade on the New York Stock Exchange, and the REIT subsidiaries of NexPoint Credit Strategies Fund (“NHF”), a closed-end fund whose shares trade on the New York Stock Exchange. The Adviser or an affiliate serves as the adviser to NHF and NXRT. Personnel of the Adviser and its affiliates will be responsible for ensuring that each REIT subsidiary will qualify as a REIT as such time as it elects to be taxed as a REIT. The REIT subsidiaries are not expected to own shares of the Fund, but to the extent they do, they will acquire such shares on the same basis as shareholders of the Fund. As a result, the Fund does not believe there is any risk of shareholder disenfranchisement.

10.	The prospectus discloses that the Fund will invest in REITs and other entities wholly-owned by the Fund. It appears that the wholly-owned subsidiaries of the Fund may be deemed to act as extensions of the Fund’s investment operations designed to facilitate the execution of the Fund’s investment strategy. Accordingly, please explain in your response letter whether such subsidiaries will be consolidated with the financial statements of the Fund. In this regard, please see SEC Division of Investment Management Guidance Update No. 2014-11 (October 2014).

Response: The Fund has reviewed SEC Division of Investment Management Guidance Update No. 2014-11 (October 2014) and submits that the REIT subsidiaries that the Fund intends to form will not be “investment companies” and, therefore, Rule 6-03(c) of Regulation S-X would not permit consolidation of such entities.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

11.	Additionally, with respect to the Fund’s wholly-owned subsidiaries, please provide details regarding the choice of form of entity and jurisdiction of organization. Also, please confirm the following:

a.	that the Fund complies with the provisions of the Investment Company Act of 1940 (the “ICA”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its wholly-owned subsidiaries.

Response: With respect to the REIT subsidiaries, the Fund directs the Staff to its response to Comment No. 10 above. The Fund, however, intends to operate in such a manner as to comply with Sections 8 and 18 of the 1940 Act.

b.	that each of the separate investment advisory contracts (as noted in the fourth paragraph on page 3) that the wholly-owned subsidiaries will enter into with the Adviser complies with provisions of the ICA relating to investment advisory contracts (Section 15). The investment advisory agreement between the Adviser and the wholly-owned subsidiaries are material contracts that should be included as exhibits to the registration statement. Because the Fund and the wholly-owned subsidiaries will have the same Adviser, for purposes of complying with Section 15(c), the reviews of the Fund’s and the wholly-owned subsidiaries’ investment advisory agreements may combined.

Response: The Fund respectfully submits that, since the REIT subsidiaries will not be consolidated in the financial statements of the Fund and, therefore, will not be investment companies, the advisory contracts between them and the Adviser are not subject to the provisions of Section 15 of the Investment Company Act of 1940 (the “1940 Act”) that relate to investment advisory contracts between an investment adviser and an investment company. The Fund, however, hereby undertakes to file copies of such agreements as exhibits to the registration statement upon execution of such agreements.

c.	that the wholly-owned subsidiaries comply with the provisions relating to affiliated transactions and custody (ICA Section 17). Identify the custodian of the wholly-owned subsidiaries.

Response: The Fund directs the Staff to its response to Comment No. 10 above that states that the REIT subsidiaries will not be consolidated in the financial statements of the Fund and, therefore, will not be investment companies. As such, they will not be subject to the requirements found in Section 17 of the 1940 Act as they relate to co-investments and custody. With respect to custody, it will not be practicable for the assets of the REIT subsidiaries to be held in custody since such assets are not expected to be securities. The cash and cash equivalents of the REIT subsidiaries will be held in one or more bank accounts.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

12.	It appears from the prospectus disclosure that the Fund may invest in a number of pooled investment vehicles. The disclosure appearing on page S-4 of the SAI also states that the Fund may invest up to [5]% of its gross assets in private investment funds, known as “hedge funds,” that would be required to register as investment companies but for an exemption under section 3(c)(1) or 3(c)(7) of the ICA. To what extent does the Fund intend to invest other entities that would be investment companies under section 3(a) of the ICA but for the exceptions to that definition provided for in sections 3(c)(l) and 3(c)(7) of the ICA?

Response: The Fund directs the Staff to the disclosure relating to “Private Real Estate Investment Funds” which refers to real estate-related investment companies that are not registered investment companies and rely on exemptions from registration as such found in Section 3(c) of the 1940 Act. The Fund does not intend to invest in other types of 3(c)(1) or 3(c)(7) funds.

13.	The disclosure states that the Fund may invest in publicly traded REITs managed by affiliated or unaffiliated asset managers and their foreign equivalents. Please clarify how the foreign issuers in which the Fund invests would be the equivalent of a REIT; for example, would the foreign issuer and its U.S. investors be afforded substantially the same tax advantages under the Internal Revenue Code as a REIT?

Response: The Fund advises the Staff that many foreign countries have statutory regimes that are similar to the REIT rules in the U.S. Investments in “foreign equivalents” refers to such entities. With respect to the second part of the Staff’s comment, investors in the Fund would not be investors in a foreign REIT in which the Fund invests. The tax treatment of U.S. investors (that are not shareholders of the Fund) in a foreign REIT is not material to an investment in the Fund.

14.	Provide brief plain English explanations of “structured, private institutional credit opportunities offered primarily in conjunction with GSEs” and “direct preferred equity and mezzanine investments in real properties.”

Response: The Fund has revised its disclosure in response to the Staff’s comment.

15.	The disclosure states that the Fund may invest in CMBS, RMBS and other real estate credit investments. Please highlight each category of “other real estate credit investments” in which the Fund may principally invest. Also, clarify whether the Fund may invest in the residual or equity tranches of the CMBS, RMBS and, to the extent applicable, other real estate credit investments. If so, then also disclose whether there is any limit on the amount that the Fund may invest in these tranches. In an appropriate section of the prospectus, please disclose the heightened level of risk presented by such investments; for example, that they typically would be required to absorb all of the losses and expenses of the investment before the more senior tranches would be required to do so.

Responses: The Fund has included additional disclosure on pages 2 and 16 of the Prospectus relating to “other real estate credit investments.” Further, the Fund advises the Staff that it may invest in the residual or equity tranches of CMBS or RMBS and has included disclosure on pages 6 and 32 of the Prospectus.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

16.	Will the investment managers of the Private Real Estate Investment Funds or other of the Fund’s investments receive asset-based fees and incentive fees paid by the Private Real Estate Investment Funds or other of the Fund’s investments, and indirectly paid by investors in the Fund? If so, please disclose the amount of fees that are typically paid; for example, 2% and 20%, respectively. Also disclose that there are other fees and expenses paid by the Fund and its underlying investments that are described in the “Fees and Fund Expenses” section of the prospectus.

Response: The Fund has included disclosure responsive to this comment on pages 4 and 25 of the Prospectus. The Fund also directs the Staff to footnote (7) to the Fees and Fund Expenses table.

17.	Will the Fund invest in funds that are “fund-of-funds?” If so, also disclose that the Fund will pay a third layer of fees in the event that it invests in a fund that is itself a “fund-of-funds.”

Response: The Fund advises the Staff that it does not intend to invest in funds that are “funds of funds”.

18.	Will any of the funds in which the Fund invests be subject to “carried interests?” If so, please provide additional relevant disclosure regarding “carried interests.”

Response: The Fund advises the Staff that certain entities in which the Fund invests, such as mortgage REITs or Private Real Estate Investment Funds, may compensate their management through incentive-based carried interest allocations. The Fund has included disclosure responsive to this comment on pages 4 and 25 of the Prospectus.

Leverage (page 2)

19.	The disclosure identifies the maximum amount of leverage under the ICA that the Fund may directly employ, but also states that the Fund may invest in Private Real Estate Investment Funds, Public REITs, REOCs and Non-Traded REITs, which may themselves incur higher levels of leverage. Accordingly, clarify, if true, that the Fund could be effectively leveraged in an amount far greater than the limit imposed by the ICA.

Response: The Fund respectfully submits that its existing disclosure adequately describes the risks involved with investing in entities that may incur higher amounts of leverage than the Fund may incur. The Fund further believes that its level of disclosure is consistent with other interval funds that invest in such entities.

Policies (page 2)

20.	The disclosure states that the Fund’s 80% policy with respect to investment in real estate and real estate related securities is not fundamental and may be changed by the Board of

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

Trustees without shareholder approval. Please disclose that the Fund will provide to its shareholders with at least 60 days prior notice of any change to its 80% investment policy, per the Fund’s non-fundamental 80% investment policy as stated on page S-2.

Response: The Fund has added the referenced disclosure from page S-2 to page 2, as requested by the Staff.

21.	The disclosure further states that, if at any point the Adviser has reason to believe that the underlying fund’s investment strategy has changed, or that the underlying asset mix has changed in a way that no longer satisfies the 80% policy, the Adviser will immediately reclassify the investment for purposes of testing the Fund’s compliance with its 80% policy. Please amplify the disclosure to state what additional steps the Fund will undertake when an investment in such an underlying fund causes the Fund to fall out of compliance with its own 80% policy.

Response: The Fund advises the Staff that the Fund will monitor its compliance with its 80% Policy on an ongoing basis. As noted in the disclosure on page 2 of the Prospectus, in the event that an underlying fund does not comply with the 80% Policy, the Fund will immediately place such investment in the 20% bucket. If the Fund remains in compliance with its 80% Policy after the investment is reclassified, no further action would be taken. To the extent the Fund is no longer in compliance with its 80% Policy as a result of the reclassification of such investment, the Fund will seek to take other actions to come back into compliance with its 80% Policy which may include, among other things, selling one or more investments or deploying new capital raised in the offering or through a credit facility, in investments that meet the Fund’s 80% Policy. The Fund notes that the adopting release for Rule 35d-1 of the 1940 Act, however, permits an investment company to deviate temporarily from compliance from its 80% Policy so long as, “under normal circumstances,” the investment company remains in compliance with such policy. As a result, depending on external factors, such as market conditions, the Fund’s portfolio manager and/or its Board of Trustees will determine whether to sell other investments or deploy additional capital and when to do so.

Investment Adviser and Fees (page 3)

22.	The disclosure states that the Adviser’s senior management team has experience across private lending, private equity, real estate investing and other investment strategies. It also states that, collectively, the Adviser’s affiliates manage approximately $18.9 billion in assets as of November 30, 2015. Please disclose, as of a recent date, the approximate amount of real estate-related assets that the Adviser manages.

Response: The Fund has included disclosure regarding the amount of real estate related assets managed by the Adviser and its affiliates as of a recent date.

23.

The last paragraph states that REITs or other entities wholly-owned by the Fund will have separate investment advisory agreements with the Adviser. It further states that, to the extent fees are paid to the Adviser by these entities, an equal amount of fees will be rebated back to the Fund by the Adviser, such that shareholders of the Fund will only be subject to

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

one layer of fees to the Adviser. Expand the disclosure to clarify that the shareholders of the Fund will nonetheless be subject to all of the other fees and expenses of the REITs or other entities wholly-owned by the Fund. In this regard, in a footnote to the fee table, please confirm that all such fees and expenses are reflected in the “Total Annual Expenses” line item presentation.

Response: The Fund has included disclosure in response to the Staff’s comment on page 4 of the Prospectus as well as footnote (5) to the Fees and Fund Expenses table.

Summary of Risks (page 5)

24.	Please add disclosure highlighting the material risks relating to the tax status of the Fund’s REIT subsidiaries. Also expand the disclosure appearing under “U.S Federal Income Tax Matters” to highlight the relevant tax matters applicable to the REIT subsidiaries.

Response: The Fund has included risk disclosure on page 40 of the Prospectus as requested by the Staff.

Conflicts of Interest (page 5)

25.	Please add the word “substantial” to the beginning of the caption for this section.

Response: The Fund has revised its disclosure as requested by the Staff.

26.	The disclosure contained in the first paragraph provides an example of the conflicts of interest that are presented by an investment in the Fund. Please expand the disclosure contained in this section, as necessary, to highlight each material potential conflict of interest that a prudent investor should be made aware of in connection with his or her decision whether to invest in shares of the Fund.

Response: The Fund has reviewed its disclosure in the Summary section and respectfully submits that it summarizes the principal conflicts of interest that a shareholder should consider in connection with making an investment in the Fund. Specifically, the disclosure beginning on page 5 of the Prospectus notes that the Advisor and its affiliates manage other programs, some of which may compete with the Fund for investment opportunities. There is an inherent conflict of interest relating to the allocation of investment opportunities. In addition, the disclosure notes that individuals that will provide services to the Fund also provide services to affiliated programs, so the Fund will compete with such entities for the time and efforts of such individuals. Finally, the disclosure notes that the sole trustee and portfolio manager of the Fund have ownership interests in affiliated entities, including entities in which the Fund may invest. Finally, the Fund has included a cross-reference to the more fulsome disclosure found in the “Risk Factors” section of the Prospectus.

27.

The first paragraph also states that the Fund’s Adviser will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. Yet, it also states that there can be no assurance that such opportunities will be allocated to the Fund fairly or equitably either in the short-term

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

or over time. Accordingly, please clarify how the Adviser will be able to discharge its fiduciary obligations to the Fund through the implementation of such an allocation policy.

Response: The Fund respectfully submits that the Adviser’s allocation policy requires that allocations of investment opportunities be made on a fair and equitable basis to all eligible funds or accounts. The statement identified by the Staff is found in the “Risk Factors” section of the Prospectus and is designed to illustrate the risk to shareholders as a result of the existence of affiliated funds with similar investment strategies. The Fund believes that it is appropriate to include cautionary language in the “Risk Factors” section of the Prospectus and believes that similar language can be found in the prospectuses of other funds.

Fees and Fund Expenses (page 12)

28.	We note that most of the information in the fee table and Example is incomplete. Please provide us with the details of the Fund’s fees, expenses and Example presentation as soon as they are available.

Response: The Fund has provided additional details in the Fees and Fund Expenses Table. The Fund hereby undertakes to provide all additional information in its next pre-effective amendment to the Registration Statement.

29.	Disclose the level of Fund assets under management that are assumed when estimating the level of fees and expenses that are being presented in the Fund’s “Fees and Fund Expense”” presentation. Also, in your response letter, please indicate the basis for selecting that particular level of assets under management; that is, why is it appropriate to assume that the Fund will be able to attract that particular level of investment during the first 12 months of the continuous offering of its shares.

Response: The Fund has included footnote disclosure to the Fees and Fund Expenses Table that estimates the amount of capital it expects to raise during the 12 months following effectiveness of the Registration Statement. The Fund’s estimate is based on prior programs managed by the Adviser and its affiliates that engaged Highland Capital Funds Distributor, Inc. (the “Distributor”) to raise capital on their behalf. The Distributor has a sales team consisting of 25 external and 15 internal wholesalers as well as personnel in national accounts and marketing that market its products daily. The Distributor believes this team will be able to leverage their current relationships to raise sufficient assets in order to gain scale in the Fund within the first 12 months of operations.

30.	The disclosure on page 2 states that the Adviser will be entitled to receive a monthly fee at the annual rate of [1.25]% of the Fund’s Daily Gross Assets. It also states that “Daily Gross Assets” is defined in the Investment Advisory Agreement as total assets, less any liabilities, but excluding liabilities evidencing leverage. Since the Fund expects to use leverage during the first 12 months of its operations, it would appear that the management fees expressed as a percentage of net assets attributable to shares would be greater than the 1.25% presented in the fee table. In a footnote to the fee table, please explain how the management fee, when presented as a percentage of net assets attributable to shares, is calculated using the Investment Advisory Agreement contractual rate of 1.25% of the Fund’s Daily Gross Assets.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

Response: The Fund has revised the line item entitled, “Management Fees” in the Fees and Fund Expenses table to include the Fund’s target leverage ratio of 25%. In addition, the Fund has added corresponding footnote disclosure. See footnote (3) to the Fees and Fund Expenses table.

31.	In a footnote to the “Interest Payments on Borrowed Funds” line item presentation please describe the assumptions used to determine the percentage value that will be included in the fee table. The footnote should also clarify that all fees and expenses in respect of borrowing money and, if applicable, issuing and servicing debt securities and/or preferred stock, will be indirectly borne by the holders of the Fund’s shares. In this regard, disclose whether the Fund plans to issue debt securities and/or preferred during the next twelve months and, if it does, add applicable fee table and example disclosure reflecting the cost of issuing and servicing debt securities and/or preferred stock.

Response: The Fund has included footnote disclosure in response to the Staff’s comment. See footnote (4) to the Fees and Fund Expenses table.

32.	The disclosure presented in footnote (5) states that the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund, with certain exceptions, to the extent that they exceed [2.0]% per annum of the Fund’s average Daily Gross Assets. As noted in the prospectus, the Fund expects to use leverage and the definition of Daily Gross Assets includes leverage. Please expand the footnote (5) disclosure to explain how the “Fee Waiver and Reimbursement” percentage amounts, included in the fee table and presented as a percentage of net assets attributable to shares, are calculated when the terms of the Expense Limitation Agreement are expressed as a percentage of the Fund’s Daily Gross Assets.

Response: The Fund has revised the disclosure related to the expense limitation for each class of shares so that it reflects a percentage of average daily net assets.

33.	The Shareholder Transaction Expenses section of the fee table lists the “Exchange Fee” as “None.” However, it appears from the disclosure appearing under “Exchange of Shares,” on page 53, that when shares of the Fund are exchanged for shares within the Highland Funds Complex, the transaction could be subject to an exchange fee. Please reconcile the disclosure.

Response: The Fund has revised the disclosure on page 56 of the Prospectus to remove the reference to redemption or exchange fees associated with the exchange of shares. Since there will be no fees charged to exchange shares, the Fund has not revised the “Fees and Fund Expenses” table.

34.	Please make clear, in a footnote to the fee table, that all of the fees and expenses of the Fund’s subsidiaries expected to be incurred during the first 12 months of this offering are included in the “Total Annual Expenses” line item presentation.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

Response: The Fund has revised the footnotes to the applicable line items under “Annual Expenses” to disclose that the estimates reflect the anticipated amounts incurred during the twelve months following the effectiveness of the Registration Statement.

35.	The disclosure on page 11 states that the Fund’s distribution policy is to make quarterly distributions (including any return of capital) to shareholders in an amount targeted to represent an amount equivalent to an annual rate of at least 6.00% of the Fund’s current net asset value. It is unclear from the disclosure contained in footnote (5) whether the Expense Limitation Agreement will effectively allow the Fund to maintain a managed distribution policy without making significant returns of capital to investors when earnings and profits do not support such distribution levels. If it will, then disclose that the Advisers will not seek to recapture amounts waived or reimbursed if the Fund’s distribution rate is lower than the distribution rate made at the time the fees were waived and/or expenses reimbursed.

Response: The Fund has added disclosure to footnote (8) to the Fees and Fund Expenses indicating that it will not seek to recoup amounts otherwise reimbursable to it if the Fund’s distribution rate, as of the date of recoupment, is lower than the distribution rate at the time the expenses were provided to the Fund by the Adviser. The Fund has also removed all references to a targeted annual distribution rate of 6.00%.

36.	In footnote (5), please clarify that, any recapture by the Adviser of fees waived or expenses reimbursed is permissible only to the extent that the amount recaptured, taken together with the fees and expenses of the Fund at the time of recapture, will not exceed the lesser of (I) the expense cap in effect at the time the fees were waived/reimbursed, and (2) the expense cap in effect at the time the recapture is sought.

Response: The Fund has revised footnote (8) (formerly footnote (5)) accordingly.

Use of Proceeds (page 13)

37.	The disclosure states that, during the period before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Clarify, if true, that the distributions by the Fund consisting, in whole or in part, of a return of its shareholders’ capital could occur even after the Fund is fully invested.

Response: The Fund directs the Staff to disclosure found under “Distribution Policy Risk” on page 29 of the Prospectus as well as the fifth paragraph on page 49 of the Prospectus under “Distribution Policy” where the Fund discusses that distributions made by the Fund may represent a return of capital.

38.	In the last sentence of this section, please clarify that when invested capital is returned to shareholder in a distribution by the Fund, the reduction by the Fund’s fees and expenses, as well as the applicable sales load, is non-refundable to its shareholders.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

Response: The Fund has revised its disclosure as requested by the Staff.

Market Opportunity (page 15)

39.	In the first sentence, please clarify that the more than doubling of real estate prices has occurred only in selected markets.

Response: The Fund has revised its disclosure as requested by the Staff.

40.	Expand the disclosure to provide a plain English definition of “capitalization rates,” accompanied by a brief explanation of their significance.

Response: The Fund has revised its disclosure as requested by the Staff.

Actively-Managed Private Real Estate Securities (page 16)

41.	Expand the last sentence of the first paragraph to highlight the typical credit profile of a borrower to whom a “high-yield” loan is made. Also disclose that “high-yield” investments are also known as “junk.” Also, disclose whether there is any maximum amount of the Fund’s assets that may be invested in high-yield/junk securities.

Response: The Fund advises the Staff that the reference to “high-yield lending” was not meant to refer to “high yield” or “junk” bonds or debt securities, as commonly understood to include investments in below investment grade entities. The Fund has revised its disclosure accordingly.

42.	The disclosure also states that market conditions have presented the Fund with an opportunity to engage in “lending secured or supported by real estate asset values.” Please expand the disclosure to highlight the material differences between lending secured by real estate and lending secured or supported by real estate values.

Response: The Fund has included a cross-reference to disclosure related to the types of preferred equity and mezzanine investments the Fund intends to make that are supported by real estate.

43.	Please revise to provide the plain English equivalent of the disclosure contained in the last sentence of this section.

Response: The Fund has revised its disclosure as requested by the Staff.

Diversification of Asset Managers (page 18)

44.	The disclosure states that, on occasion, and when investing in private debt and/or equity, the Fund may identify and invest with unaffiliated asset managers with expertise in managing portfolios of real estate. Please amplify the disclosure to highlight what is contemplated by this type of an arrangement. In this regard, will these asset managers be sub-advisers to the Fund?

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

Response: The Fund advises the Staff that the disclosure on page 21 of the Prospectus referenced by the Staff relates to situations where the Fund may invest side-by-side with an unaffiliated asset manager in one or more opportunities sourced by such asset manager. This arrangement would not result in the asset manager serving as a sub-adviser to the Adviser or the Fund.

Fund Expenses (page 40)

45.	The disclosure appearing in the fourth paragraph states that, on the basis of “the anticipated size of the Fund,” it is estimated that the Fund’s annual operating expenses will be approximately $[ ], which includes offering costs but does not take into account the effect, if any, of the Expense Limitation Agreement between the Fund and the Adviser. Please amplify the disclosure to identify the period of time for which the annual operating expenses estimate is presented, as well as the anticipated size of the Fund on which it is based.

Response: The Fund has revised its disclosure as requested by the Staff.

Determination of New Asset Value (page 41)

46.	In your response letter, please inform the staff whether the Fund’s Board of Trustees will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund’s Board of Trustees will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response: The Fund advises the Staff that its Board of Trustees will review such methodologies and the results thereof in connection with its determination of fair value of any fair valued securities. The Adviser will compare all sale transactions of such securities to prior valuations, compile statistics relating thereto and provide such information to the Board of Trustees.

Description of Capital Structure and Shares (page 49)

47.	The disclosure states that “the Fund has received exceptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges (See IC Release No. 28909, September 22, 2009).” It appears that the reference to the IC Release No. should instead be 28908. Please revise.

Response: The Fund has revised its disclosure as requested by the Staff.

Plan of Distribution (page 50)

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

48.	The disclosure contained in the third paragraph should instead be presented under a caption entitled “Additional Broker Dealer Compensation.” Also, expand the disclosure contained in the third paragraph to state the maximum permissible amount of the Additional Compensation that could be paid. Further clarify that the Adviser also benefits when the payment of Additional Compensation results in increased assets under management and a corresponding increase in its management fees.

Response: The Fund has revised its disclosure as requested by the Staff. However, the Fund has not included disclosure related to the maximum permissible amount of the “Additional Compensation” that may be paid by the Adviser or its affiliates to brokers or dealers. Such arrangements are negotiated between the Adviser or an affiliate and the respective broker-dealer firm and may vary based on the manner of calculation or other factors. The fund respectfully submits that its disclosure regarding additional compensation that may be paid by the Adviser or an affiliate out of their own funds in this regard is consistent with the level of disclosure included in the prospectuses of competing interval funds.

49.	The disclosure states that, prior to the initial public offering of shares, the Adviser will have purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the ICA. In this regard, please disclose the dollar amount of shares that the Adviser will purchase from the Fund.

Response: The Fund has revised its disclosure as requested by the Staff and will include the actual amount purchased by the Adviser when known.

Exchange of Shares (page 53)

50.	Identify each fund that will constitute the Highland Funds Complex into which shares of the Fund could be exchanged. Also clarify whether shares of all of the funds within the Highland Fund Complex will be available for exchange during all Repurchase Offer periods.

Response: The Fund has included disclosure on page 56 of the Prospectus in response to the Staff’s comment.

Statement of Additional Information

General Information and History (page S-1)

51.	Please check the definition of “non-diversified investment company” appearing the second sentence.

Response: The Fund has revised its disclosure in response to the Staff’s comment.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

Fundamental Policies (page S-1)

52.	The seventh enumerated fundamental policy permits the Fund to lend its portfolio securities. In a separately captioned “Securities Lending” section, please highlight the characteristics and risks of securities lending. The discussion should disclose that the costs of securities lending do not appear in the Fund’s fee table and disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending. Disclose how any additional income earned on securities lending is typically split. Identify the maximum amount of the Fund’s assets that can be invested in securities lending. Also state that the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response: The Fund has added risk disclosure to page 38 of the Prospectus in response to the Staff’s comment.

Non-Principal Investment Strategies (page S-3)

53.	In your response letter, confirm that the Fund will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Fund and, if true, that they are subject to the Fund’s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Response: The Fund hereby confirms that it does not intend to invest in reverse repurchase agreements.

Valuation of Derivative Instruments (page S-9)

54.	The disclosure states that the Fund will seek to value financial instruments on a mark-to-market basis, but may also rely on the instrument’s notional value or upon valuations provided by third party pricing services, subject to the approval of the Board. Briefly highlight the circumstances under which the Fund would value a derivative instrument based on its notional value.

Response: The Fund has revised its disclosure on page S-9 in response to the Staff’s comment.

Trustee Qualifications (page S-14)

55.	For each trustee, please ensure that the disclosure to be provided briefly identifies the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure. See Item 18.17 of Form N-2.

Response: The Fund acknowledges the Staff’s comment and hereby undertakes to provide the information required by Item 18.17 of Form N-2 in the next pre-effective amendment to the Registration Statement.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

56.	Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus.

Response: The Fund acknowledges the Staff’s comment and hereby undertakes to provide all information required by Item 18 of Form N-2 in the next pre-effective amendment to the Registration Statement.

Signatures (pages C-5)

57.	At the time the registration statement was originally filed, Brian Mitts was the sole initial trustee of the Fund. Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the ICA. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Fund’s Board of Trustees.

Response: The Fund acknowledges the Staff’s comment and notes that future pre-effective amendments to the Registration Statement will comply with the provisions of the 1940 Act relating to composition of the board of trustees and the requirements of Section 6(a) of the Securities Act.

Closing

58.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplement ally, or on exhibits added.

Response: The Fund acknowledges the Staff’s comment.

59.	Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Fund acknowledges the Staff’s comment.

60.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: The Fund has not submitted an exemptive application or no-action request in connection with the Registration Statement. The Adviser may amend its application for an order pursuant to Section 17(d) and Section 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Application”), if the Application is approved in its current form. The Fund is evaluating whether any additional exemptive or no-action is necessary.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

61.	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Response: The Fund acknowledges the Staff’s comment.

62.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund acknowledges the Staff’s comment.

63.	In the event the Fund requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that

a.	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

b.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

c.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

d.	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Fund acknowledges the Staff’s comment.

64.	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response: The Fund acknowledges the Staff’s comment.

        *        *         *        *        *

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

March 1, 2016

If you have any questions, please do not hesitate to contact the undersigned at Esq. at (202) 216-4812.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

Owen J. Pinkerton, Esq.

cc:	Heath D. Linsky, Esq.

Brian Mitts